Sacks Parente Golf, Inc.

551 Calle San Pablo

Camarillo, CA 93012

September 4, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	Sacks Parente Golf, Inc.
Registration Statement on Form S-3
Filed August 20, 2024
File No. 333-281664

Ladies and Gentlemen:

By letter dated August 30, 2024, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Sacks Parente Golf, Inc. (the “Company”) with comments on the Company’s Registration Statement on Form S-3, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

The Company will be filing Amendment No. 1 to the Registration Statement in response to items 2 and 3..

Registration Statement on Form S-3 filed August 20, 2024

General

1.	We note that: (1) your Form 8-K filed on May 10, 2024 does not appear to have been timely filed, given that it relates to a reportable event that occurred on May 3, 2024; and (2) your Form 8-K filed on July 26, 2024 does not appear to have been timely filed, given that it relates to a reportable event that occurred on July 18, 2024. Accordingly, it does not appear that you meet the eligibility requirement set forth in General Instruction I.A.3(b) of Form S-3. Please provide your analysis supporting the conclusion that you are eligible to use Form S-3 to register this offering or amend your registration statement to file on an appropriate form.

COMPANY’S RESPONSE

Regarding the Company’s Current Report on Form 8-K filed on May 10,2024 pertaining to the departure of Scott White as the Company’s Chief Operating Officer, the date of the filing was because of the delay in receiving Mr. White’s release. Regarding the Company’s Current Report filed on July 26,2024, the date of the filing was because of the delay in obtaining the signature of one of the directors on the board resolutions.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Thomas Jones

Information Incorporated by Reference, page 22

2.	Please revise this section to incorporate the Current Report on Form 8-K filed on January 4, 2024.

COMPANY’S RESPONSE

The Company will amend the Registration Statement to revise the section as requested.

Exhibits

3.	We note that you are registering the offer and sale of debt securities. Please file a form of indenture as an exhibit to the registration statement. For guidance, see Trust Indenture Act Compliance and Disclosure Interpretation 201.02.

COMPANY’S RESPONSE

Please note that the Company has filed the Form of Indenture in the Registration Statement. By the amendment, the Company will add to the Exhibit Index the reference to the Indenture.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

Sacks Parente Golf, Inc.

/s/ Gregor Campbell
By:	Gregor Campbell
Executive Chairman, Chief Executive Officer

cc:	David L. Ficksman